Filed Pursuant to Rule 433
Registration Statement No. 333-180329

Arch Capital Group Ltd.

6.75% Non-Cumulative Preferred Shares, Series C

Issuer:	Arch Capital Group Ltd.

Security:	6.75% Non-Cumulative Preferred Shares, Series C (“Series C Non-Cumulative Preferred Shares”)

Security Type:	SEC Registered

Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa2 / BBB / BBB

Size:	13,000,000 shares

Over Allotment Amount:	None

Trade Date:	March 26, 2012

Settlement Date:	April 2, 2012 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25.00 per share

Dividend Payment Dates:

Holders of Series C Non-Cumulative Preferred Shares will be entitled to receive dividend payments only when, as and if declared by our board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year, commencing on June 30, 2012

Dividend Rate:

6.75% of the $25.00 per share liquidation preference per annum (equivalent to $1.6875 per share), when, as and if declared by the board of directors, on a non-cumulative basis. If declared, the dividend payable on the period from April 2, 2012 to June 30, 2012 would be $0.4125 per preferred share.

Optional Redemption:

Except in specified circumstances relating to certain tax or corporate events as described in the preliminary prospectus supplement, the Series C Non-Cumulative Preferred Shares are not redeemable prior to April 2, 2017. On and after that date, the Series C Non-Cumulative Preferred Shares will be redeemable at Arch Capital Group’s option, in whole or in part, at a redemption price of $25.00 per Series C Non-Cumulative Preferred Share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.

Public Offering Price:	$25.00 per share; $325,000,000.00 total

Underwriting Discounts:	$0.7875 per Series C Non-Cumulative Preferred Share for retail orders: $5,143,824 total; and $0.50 per Series C Non-Cumulative Preferred Share for institutional orders: $3,234,080 total

Net Proceeds to the Issuer, before expenses:	$316,622,096

Use of Proceeds:	Arch will use the net proceeds of this offering to redeem all of its outstanding Series A Non-Cumulative Preferred Shares and Series B Non-Cumulative Preferred Shares.

Expected Listing:

Arch intends to apply to have the Series C Non-Cumulative Preferred Shares approved for listing on the NYSE under the symbol “ARHPrC”. If the application is approved, trading in the Series C Preferred Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN:	G0450A204 / BMG0450A2044

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Certain U.S. Tax Considerations:

As described in the preliminary prospectus supplement, the issuer believes that it is not a ‘‘passive foreign investment company’’ (‘‘PFIC’’), and the issuer will use reasonable best efforts to cause it and each of its non-U.S. insurance subsidiaries not to constitute a PFIC. If, contrary to the issuer’s expectations, it determines that it is treated as a PFIC for any taxable year, the issuer will provide each U.S. Holder (as defined in the preliminary prospectus supplement) with all necessary information to make a qualified electing fund election.  Each U.S. Holder who is considering an investment in the preferred shares should consult its tax advisor as to the effects of the rules regarding such election.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series C Non-Cumulative Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll–free at 1-800-326-5897; Merrill

Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322; Morgan Stanley & Co. LLC toll–free at 1-866-718-1649; or UBS Securities LLC toll–free at 1-877-827-6444, ext. 561-3884.

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